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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

January 22, 2013

Re:	Health Insurance Innovations, Inc.
Registration Statement on Form S-1
File No. 333-185596

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Riedler:

On behalf of the Company, we are submitting a supplemental response in response to a comment received from the staff of the Commission (the “Staff”) in a letter dated December 6, 2012 (the “Comment Letter”). For your convenience, the comment, numbered as set forth in the Comment Letter, is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this letter, please call Connor Kuratek at (212) 450-4078 or the undersigned at (212) 450-4135.

Unaudited Pro Forma Financial Information, page 47

38.	We are deferring the review of your pro forma information until the amounts are disclosed. Please include explanatory notes to the pro forma financial information with a detailed explanation of your pro forma adjustments.

The Company will disclose the pro forma information attached hereto as Exhibit A for the Staff’s review in the next amendment to the registration statement.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

Enclosure

EXHIBIT A

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2011 and the nine months ended September 30, 2012 and the unaudited pro forma consolidated balance sheet as of September 30, 2012 present our consolidated results of operations and financial position to give pro forma effect to the reorganization transactions described in “The Reorganization of Our Corporate Structure,” the grant to Michael D. Hershberger, our Chief Financial Officer, of restricted stock in connection with this offering and the sale of shares in this offering (excluding shares issuable upon any exercise of the underwriters’ over-allotment option) and the application of the net proceeds from this offering as if all such transactions had been completed as of January 1, 2011 with respect to the unaudited consolidated pro forma statement of operations data and as of September 30, 2012 with respect to the unaudited pro forma consolidated balance sheet data. The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma financial data.

The unaudited pro forma financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization transactions and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial condition or results of operations as of any future date or any future period.

Health Insurance Innovations, Inc.

Unaudited Pro forma Consolidated Balance Sheet

As of September 30, 2012

	Health Plan Intermediaries, LLC Historical	Reorganization Adjustments(1)	Health Insurance Innovations, Inc.(2) Pro Forma	Offering Adjustments(1)			Health Insurance Innovations, Inc.(2) Pro Forma As Adjusted
	(in thousands)
Assets
Current assets:
Cash	$982		$982		$65,123	(4)	$66,105
Cash held on behalf of others	3,571		3,571				3,571
Credit card transactions receivable	138		138				138
Credit card transactions receivable for others	846		846				846
Accounts receivable	315		315				315
Notes receivable	95		95				95
Advanced commissions	300		300				300
Prepaid expenses	27		27				27
Gateway processor deposit	—	—	—		—		—

Total current assets	6,274	—	6,274		65,123		71,397

Property and equipment, net of accumulated depreciation	207		207				207
Accounts receivable	—		—				—
Deferred financing costs, net	87		87		(87	)(4)	—
Capitalized offering costs	863		863		(863	)(4)	—
Deposits	21		21				21
Goodwill	5,906		5,906				5,906
Intangible assets, net of accumulated amortization	4,184		4,184				4,184

Total assets	$17,542	$—	$17,542		$64,173		$81,715

Liabilities and member’s equity
Current liabilities:
Accounts payable and accrued expenses	$1,540		$1,540	$			$1,540
Carriers and vendors payable	2,976		2,976				2,976
Commissions payable	1,441		1,441				1,441
Unearned commissions	197		197				197
Notes payable	110		110				110
Deferred rent	14		14				14
Deferred other income	8		8				8
Current portion of long-term debt	802		802		(802	)(4)	—
Current portion of noncompete obligation	177		177				177
Current portion of capital leases	2		2				2
Due to member	—		—				—

Total current liabilities	7,267	—	7,267		(802)		6,465

Capital lease obligations, less current portion	5		5				5
Long-term debt, less current portion	2,688		2,688		(2,688	)(4)	—
Noncompete obligation	665		665				665
Deferred rent	48		48				48

	Health Plan Intermediaries, LLC Historical	Reorganization Adjustments(1)		Health Insurance Innovations, Inc.(2) Pro Forma	Offering Adjustments(1)		Health Insurance Innovations, Inc.(2) Pro Forma As Adjusted
	(in thousands)
Total liabilities	10,673	—		10,673	(3,490)		7,183

Member’s equity	6,882	(6,882	)(3)	—			—
Class A par value		—		—	5	(4)	5
Class B par value		12	(3)	12			12
Additional Paid in Capital		1,095	(3)	1,095	20,381	(4)	21,476
Accumulated Earnings		954	(3)	954	(87	)(4)	867

Total equity attributable to Health Insurance Innovations, Inc.	6,882	(4,821)		2,061	20,299		22,360
Non-controlling interest	(13)	4,821		4,808	47,364	(4)	52,172

Total liabilities and equity	$17,542	$—		$17,542	$64,173		$81,715

(1)	This offering and the reorganization transactions will not result in an immediate step-up in the tax basis in our share of the tangible and intangible assets of Health Plan Intermediaries Holdings, LLC. However, future exchanges of Series B Membership Interests, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock are expected to increase the tax basis in our share of the tangible and intangible assets of Health Plan Intermediaries Holdings, LLC. The step-up in tax basis would be initially depreciable and amortizable for tax purposes over a period of approximately 15 years. We will enter into a tax receivable agreement with the holders of Series B Membership Interests after giving effect to the reorganization and certain future holders of Series B Membership Interests that will require us to pay such holders 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment, a change in control or a material breach by us of our obligations under the tax receivable agreement) as a result of the increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. Assuming all Series B Membership Interests of Health Plan Intermediaries Holdings, LLC beneficially owned by Michael W. Kosloske, our Chairman, President and Chief Executive Officer, were acquired by us in a taxable transaction as of the date of this offering, the step-up in the tax basis in our share of the tangible and intangible assets and the resulting payment due under the tax receivable agreement would be $205,826,000 and $67,208,000, respectively, based on our estimate of the tax basis in Health Plan Intermediaries Holdings, LLC’s assets as of September 30, 2012. We are not currently a party to any other agreements or commitments for any such acquisitions, and we have no current understandings with respect to any other such transactions. The actual amount of the tax receivable payment may materially differ from this hypothetical amount, as potential future payments will be calculated using the market value of our Class A common stock at the time of relevant exchange and prevailing tax rates in future years and will be dependent on us generating sufficient future taxable income to realize the benefit.
(2)	As a newly formed entity, Health Insurance Innovations, Inc. will have no assets or results of operations until the completion of this offering.
(3)	Represents adjustments to reflect the reorganization transactions and Mr. Kosloske’s resulting ownership of approximately 100% of our Class B common stock, which will be held by entities beneficially owned by him, Health Plan Intermediaries, LLC and Health Plan Intermediaries Sub, LLC (a subsidiary of Health Plan Intermediaries, LLC). As described in “The Reorganization of Our Corporate Structure,” after this offering, assuming the underwriters do not exercise their over-allotment option, and the reorganization transactions that we are undertaking in connection therewith, we will become the sole managing member of Health Plan Intermediaries Holdings, LLC. We will initially own less than 100% of the economic interest in Health Plan Intermediaries, Holdings, LLC, but will have 100% of the voting power and control the management of Health Plan Intermediaries Holdings, LLC. Immediately following this offering, the non-controlling interest will be approximately 70%.
(4)	We expect to receive net proceeds from this offering of $65,123,000 based on an aggregate underwriting discount of $5,250,000 and estimated offering expenses of $2,000,000. We intend to use $3,490,000 of the net proceeds of this offering to repay all of the outstanding debt under our term loan and our revolving credit facility, which we intend to terminate immediately following the completion of this offering, and up to $25,000,000 to provide the funds necessary to expand our advance commission structure. Any remaining net proceeds will be used for general corporate purposes, including potential acquisitions that are complementary to our business or that enable us to enter new markets or provide new products or services. If the underwriters exercise their over-allotment option, we intend to use the net proceeds from the sale of such shares to acquire Series B Membership Interests, together with an equal number of shares of our Class B common stock, from Health Plan Intermediaries, LLC, which is controlled by Mr. Kosloske (which Series B Membership Interests will immediately be recapitalized into Series A Membership Interests). If such option is exercised, we expect the acquisition of Series B Membership Interests from Health Plan Intermediaries, LLC will have the tax consequences outlined above in Footnote 1. Specifically, the acquisition of Series B Membership Interests, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock is expected to increase the tax basis in our share of the tangible and intangible assets of Health Plan Intermediaries Holdings, LLC. The step-up in tax basis would be initially depreciable and amortizable for tax purposes over a period of approximately 15 years. A payment would be due to the holders of the Series B Membership Interests under the tax receivable agreement that will require us to pay such holders 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment, a change in control or a material breach by us of our obligations under the tax receivable agreement) as a result of the increases in tax basis and of certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. We are not currently a party to any other agreements or commitments for any such acquisitions, and we have no current understandings with respect to any other such transactions.

A $1.00 increase (decrease) in the assumed initial public offering price of $16 per share, the mid-point of the range on the front cover of this prospectus, would increase (decrease) each of the pro forma as adjusted cash and cash equivalents and stockholders’ equity by $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The pro forma as adjusted information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing.

Health Insurance Innovations, Inc.

Unaudited Pro forma Statement of Operations

Year Ended December 31, 2011

	Three-Month Period Ended December 31, 2011 (Successor)	Nine Month Period Ended September 30 2011 (Predecessor)	Reorganization Adjustments	Health Insurance Innovations, Inc.(1) Pro Forma	Offering Adjustments		Health Insurance Innovations, Inc.(1) Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Revenue	$8,090	$21,788		$29,878			$29,878
Third-party commissions	5,601	16,103		21,704			21,704
Credit cards and ACH fees	197	473		670			670
General and administrative expenses	1,421	3,341		4,762	4,109	(2)	8,871
Depreciation and amortization	269	29		298			298

Total operating costs and expenses	7,488	19,946	—	27,434	4,109		31,543

Income (loss) from operations	602	1,842	—	2,444	(4,109)		(1,665)

Other expenses (income):
Interest expense	71	—		71	(71	)(3)	—
Interest income	—	—		—			—
Other	—	—		—			—

Pre tax income (loss)	531	1,842	—	2,373	(4,038)		(1,665)
Income tax	—	—	897 (4)	897	(1,466	)(5)	(569)

Net income (loss)	531	1,842	(897)	1,476	(2,572)		(1,096)

Net income (loss) attributable to non-controlling interest	—	—	1,033	1,033	(1,800	)(6)	(767)

Net income (loss) attributable to Health Insurance Innovations, Inc.	$531	$1,842	$(1,930)	$443	$(772)		$(329)

Weighted average shares Class A common stock outstanding
Basic							4,852,500
Diluted							4,852,500
Net income available to Class A common stock per share(7)
Basic							$(0.07)
Diluted							$(0.07)

Health Insurance Innovations, Inc.

Unaudited Pro forma Consolidated Statement of Operations

Nine Months Ended September 30, 2012

	Health Plan Intermediaries LLC Historical	Reorganization Adjustments	Health Insurance Innovations, Inc.(1) Pro Forma	Offering Adjustments		Health Insurance Innovations, Inc.(1) Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Revenue	$30,102		$30,102			$30,102
Third-party commissions	20,093		20,093			20,093
Credit cards and ACH fees	693		693			693
General and administrative expenses	5,786		5,786	1,107	(2)	6,893
Depreciation and amortization	771		771			771

Total operating costs and expenses	27,343	—	27,343	1,107		28,450

Income (loss) from operations	2,759	—	2,759	(1,107)		1,652

Other expenses (income):
Interest expense	194		194	(194	)(3)	—
Interest income	—		—			—
Other	(21)		(21)			(21)

Pre tax income (loss)	2,586	—	2,586	(913)		1,673
Income tax	—	969 (4)	969	(333	)(5)	637

Net income (loss)	2,586	(969)	1,617	(580)		1,036

Net loss attributable to non-controlling interest	(63)	1,176	1,113	(344	)(6)	769

Net income (loss) attributable to Health Insurance Innovations, Inc.	$2,649	$(2,145)	$504	$(236)		$267

Weighted average shares Class A common stock outstanding
Basic						4,935,000
Diluted						5,013,524
Net income available to Class A common stock per share(7)
Basic						$0.05
Diluted						$0.05

(1)	As a newly formed entity, Health Insurance Innovations, Inc. will have no assets or results of operations until the completion of this offering.
(2)	Amount represents expected stock-based compensation expense related to the award to Mr. Hershberger of approximately 413,000 shares of Class A restricted stock.
(3)	Represents amounts to be eliminated in connection with this offering following application of a portion of the net proceeds of this offering to pay off all of our outstanding debt.

(4)	Health Plan Intermediaries Holdings, LLC is not currently subject to entity-level federal income taxation and taxes with respect to income of Health Plan Intermediaries Holdings, LLC are payable by Health Plan Intermediaries Holdings, LLC’s equity holders at rates applicable to them. Following this offering, and the reorganization that we are undertaking in connection therewith, earnings recorded by us will be subject to federal income taxation.
(5)	Following this offering, Health Insurance Innovations, Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any taxable income of Health Plan Intermediaries Holdings, LLC. As a result, the pro forma consolidated statement of operations reflects an adjustment to our provision for corporate income taxes to reflect an effective rate of 38%, which includes provision for U.S. federal income taxes.
(6)	As described in “The Reorganization of Our Corporate Structure,” after this offering, assuming the underwriters do not exercise their over-allotment option, and the reorganization transactions that we are undertaking in connection therewith, we will become the sole managing member of Health Plan Intermediaries Holdings, LLC. We will initially own less than 100% of the economic interest in Health Plan Intermediaries, Holdings, LLC, but will have 100% of the voting power and control the management of Health Plan Intermediaries Holdings, LLC. Immediately following this offering, the non-controlling interest will be approximately 70%. Net income (loss) attributable to the non-controlling interest represents 70%, or $769,000 of net income of $1,036,000 for the nine months ended September 30, 2012 and 70%, or $(767,000) of net loss of $1,096,000 for the year ended December 31, 2011.
(7)	Pro forma basic and diluted net income (loss) per share was computed by dividing the pro forma net income attributable to our Class A stockholders by the 4.6 million shares of Class A common stock that we will issue and sell in this offering and the vested shares of Mr. Hershberger’s Class A restricted stock grant (assuming that the underwriters do not exercise their option to purchase an additional shares of Class A common stock to cover over-allotments). The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share.